Exhibit 3-a

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT

OF CERTIFICATE OF INCORPORATION OF

SEAWAY VALLEY CAPITAL CORPORATION

Seaway Valley Capital Corporation (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (“GCL”), does hereby certify:

FIRST:  That by written consent dated July 24, 2008, the Board of Directors of the Corporation duly adopted a resolution setting forth proposed amendments of the Certificate of Incorporation of the Corporation, declaring said amendments to be advisable and calling for the approval of the amendments by the stockholders.  The resolutions setting forth the proposed amendments are as follows:

RESOLVED, that the Certificate of Incorporation of this Corporation be amended as follows:

By changing Article FOURTH to effect a reverse split of the Corporation’s common stock and an increase in the authorized common stock so that, as amended, part (A) of said Article shall be and read as follows:

FOURTH:

(A) The Corporation is authorized to issue Ten Billion, Five Million (10,005,000,000) shares of capital stock, consisting of Ten Billion (10,000,000,000) shares of Common Stock,  par value $.0001 per share, One Hundred Thousand (100,000) shares of Series A Preferred Stock, $.0001 per share, One Hundred Thousand (100,000) shares of Series B Preferred Stock, $.0001 per share, One Million, Six Hundred Thousand (1,600,000) shares of Series C Preferred Stock, par value $0001 per share,  One Million, Fifty Thousand (1,050,000) shares of Series D Preferred Stock, par value $.0001 per share, One Hundred Thousand (100,000) shares of Series E Preferred Stock, $.0001 per share, and Two Million, Fifty Thousand (2,050,000) shares of Preferred Stock, $.0001 per share. The board of directors is authorized, subject to limitations prescribed by law and the provisions hereof, to provide for the issuance from time to time of preferred stock in one or more series, and by filing a certificate pursuant to §151 of the DGCL, as amended and supplemented from time to time, to establish the number of shares to be included in each such series and to fix the voting powers, designations, preferences, rights, qualifications, limitations and restrictions of the shares of each such series not fixed hereby.  The aforesaid authorization of the board shall include, but not be limited to, the power to provide for the issuance of shares of any series of preferred stock convertible, at the option of the holder or of the Corporation or both, into shares of any other class or classes or of any series of the same or any other class or classes.

And there shall be added to Article FOURTH Part (D), which shall be and read as follows:

(D) On September 19, 2008 at 6:00 p.m. Eastern Standard Time (the “Effective Time”) a reverse stock split (“Reverse Stock Split”) will occur, as a result of which each five (5) issued and outstanding shares of Common Stock of the Corporation (“Old Common Stock”) shall automatically, without further action on the part of the Corporation or any holder of such Common Stock, be reclassified and converted into one (1) share of the Corporation’s Common Stock (“New Common Stock”).  The Reverse Stock Split will be effected as follows:

1.

Following the Effective Time, each holder of a certificate(s) representing outstanding shares of the Corporation’s Old Common Stock (“Old Certificate(s)”) will be entitled to receive, upon surrender of such Old Certificate(s) to the Corporation’s transfer agent (the “Agent”) for cancellation, a certificate(s) (“New Certificate”) representing the number of shares of New Common Stock owned by such stockholder following the Reverse Stock Split.

2.

From and after the Effective Time, Old Certificates shall confer no right upon the holders thereof other than the right to exchange them for the New Certificates pursuant to the provision hereof.

3.

The Corporation will not issue fractional shares.  The number of shares to be issued to each shareholder will be rounded up to the nearest whole number if, as a result of the Reverse Stock Split, the number of shares owned by any shareholder would not be a whole number.

/s/ Thomas Scozzafava

Tom Scozzafava, Chief Executive Officer